[BLANK ROME LLP LETTERHEAD]

Phone:	(215) 569-5530
Fax:	(215) 832-5530
Email:	stokes@blankrome.com

October 26, 2011

BY EDGAR

Mr. Bo Howell
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Special Opportunities Fund, Inc. (the “Fund”) File No.: 811-07528

Dear Mr. Howell:

On behalf of the Fund, this letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by telephone on October 21, 2011 (the “Comments”), regarding the Fund’s Preliminary Proxy Statement filed on Schedule 14A on October 12, 2011 (the “Proxy Statement”).

The Staff’s comments have been reproduced in bold typeface below, each immediately followed by the Fund’s responses.

1.
Supplementally, please confirm that the disclosure set forth in the Proxy Statement under the section “Nominating and Corporate Governance Committee” was intended to satisfy the requirement of Item 22(b)(15)(2)(a) with respect to the consideration of diversity when making or reviewing nominations to the Board of Directors.

Response:  The Fund hereby confirms that the disclosure set forth in the Proxy Statement under the subheading “Nominating Committee” was intended to indicate the Board’s consideration, among other factors, a candidate’s diversity as compared to the existing Board members.  The Board does not have a specific policy with respect to the consideration of diversity.

2.	The Staff requests that proposal #2 be deleted in its entirety from the Proxy Statement.

Response:  The Fund hereby respectfully declines to remove proposal #2 from the Proxy Statement.  The Fund has added the following disclosure prominently in the Proxy Statement:

Mr. Bo Howell
October 26, 2011

THE STAFF OF THE DIVISION OF INVESTMENT MANAGEMENT OF THE SEC HAS ADVISED THE FUND THAT, IN ITS OPINION, THE IMPLEMENTATION OF THIS PROPOSAL #2, IF APPROVED BY STOCKHOLDERS, WOULD VIOLATE SECTION 12(d)(1) BECAUSE THE MECHANISM BEING PROPOSED BY THE FUND AND THE ADVISER WOULD NOT SATISFY THE REQUIREMENT OF SECTION 12(d)(1)(E):  “TO SEEK INSTRUCTIONS FROM ITS SECURITY HOLDERS WITH REGARD TO THE VOTING OF ALL PROXIES . . . AND TO VOTE SUCH PROXIES ONLY IN ACCORDANCE WITH SUCH INSTRUCTIONS.”  THE STAFF’S POSITION IS THAT IN ORDER TO COMPLY WITH THE “SEEK INSTRUCTIONS” REQUIREMENT, THE FUND MUST SEEK INSTRUCTIONS FROM SHAREHOLDERS FOR EACH PROXY IT RECEIVES FROM A CLOSED-END INVESTMENT COMPANY.  THE FUND’S BOARD OF DIRECTORS BELIEVES THE STAFF’S INTERPRETATION IS NOT CORRECT BECAUSE IT WOULD RENDER THE OPTION TO “SEEK INSTRUCTIONS” VIRTUALLY USELESS WHICH THE BOARD BELIEVES COULD NOT HAVE BEEN CONGRESS’ INTENT.   IF THIS PROPOSAL #2 IS APPROVED BY STOCKHOLDERS, THE BOARD, BEFORE IMPLEMENTING IT, INTENDS TO PURSUE ITS OPTIONS INCLUDING SEEKING DECLARATORY RELIEF FROM THE SEC OR A FEDERAL COURT.

If you have any questions regarding the enclosed, please do not hesitate to contact me at (215) 569-5530.

Very truly yours,

/s/ Mary Stokes

Mary Stokes